UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER: 0-10232
CUSIP NUMBER: 33615C101

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	September 30, 2009
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

First Regional Bancorp
Full Name of Registrant

Former Name if Applicable

1801 Century Park East
Address of Principal Executive Office (Street and Number)

Los Angeles, California 90067
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file, without unreasonable effort and expense, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2009.  This is because management requires additional time to document the data required to be included in the report and, in connection therewith, the Registrant’s auditors will require additional time to complete their review of the Registrant’s financial statements.  It is anticipated that the Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 will be filed on or before the fifth calendar day following the prescribed due date of the Registrant’s Form 10-Q.

As previously noted in a press release of the Registrant dated November 12, 2009, following the findings of a recent regulatory examination of the Company’s wholly owned subsidiary, First Regional Bank (the “Bank”), the Audit Committee of the Board of Directors of the Registrant determined on November 12, 2009 to amend the Registrant’s Quarterly Report on Form 10-Q for the period ended June 30, 2009 (as originally filed on August 14, 2009, the “Original Filing”) to restate such condensed consolidated financial statements.  Management has not yet completed its compilation and verification of the restated financial statements for the quarter ended June 30, 2009 and, in connection therewith, requires additional time to complete such process.  In particular, management is reviewing the Registrant’s allowance for loan losses and provision for credit losses for each of the quarters ended June 30, 2009 and September 30, 2009, including the allocation of particular provisions between the two respective quarters.  As a result, the Registrant’s auditors will also require additional time to complete their review of both the restated June 30, 2009 financial statements and the September 30, 2009 financial statements.

                As noted in the Registrant’s November 12, 2009 press release, the allowance for loan losses and provision for credit losses at and for the quarter ended June 30, 2009 are expected to be increased from amounts previously reported to reflect an adjustment to the qualitative reserve factors that the Bank utilized in calculating its allowance for loan losses as of June 30, 2009.  The increases in the qualitative reserve factors reflected second quarter trends in delinquent, classified and non-performing loans in the Bank’s loan portfolio, which were raised as part of the Bank’s recent regulatory examination by the Federal Deposit Insurance Corporation and the California Department of Financial Institutions.  The joint examination commenced on July 13, 2009 and concluded on September 24, 2009 using a June 30, 2009 control date.  This regulatory examination was on-going at the time the Original Filing was filed with the SEC and these issues were raised after the Original Filing was filed with the SEC.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Thomas McCullough	310	552-1776
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As noted in the Registrant’s press release of November 12, 2009, the results of operations for the quarter and, in particular, the nine months ended September 30, 2009 are expected to significantly vary from the results of operations for the quarter and nine months ended September 30, 2008, respectively.  The significant variance is expected to occur primarily as a result of an increased provision for loan losses in the first nine months of 2009 as compared to the first nine months of 2008.

First Regional Bancorp

(Name of Registrant as Specified in Charter)

has caused this amendment to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 17, 2009	By:	/s/ Thomas McCullough
Thomas McCullough
Corporate Secretary